Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

November 12, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Lin

Re:	Prosperity Bancshares, Inc.
Registration Statement on Form S-4 (Registration No. 333-207346)

Dear Mr. Lin:

The undersigned, Prosperity Bancshares, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. eastern time on Friday, November 13, 2015, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Jason M. Jean of Bracewell & Giuliani LLP, the Company’s counsel, at (713) 221-1328 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges, at the time of this request, that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PROSPERITY BANCSHARES, INC.

By:	/s/ Charlotte M. Rasche
Charlotte M. Rasche
Executive Vice President and General Counsel